Robert N. Wilkinson, Esq.
ATTORNEY AT LAW
EAGLE GATE BUILDING SUITE 1200
60 EAST SOUTH TEMPLE
SALT LAKE CITY, UTAH 84111
TEL. (801) 533-9645
FAX (801) 220-0625

September 14, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CuraTech Industries, Inc. Form 10-KSB for the Year Ended December 31, 2006 Filed April 17, 2007 File No. 000-51140

Ladies and Gentlemen:

This letter is being sent in response to the eight comments described in the Commission’s letter of May 4, 2007 addressed to Mr. Lincoln M. Dastrup, Chief Financial Officer of CuraTech Industries, Inc. (the “Company”). I have included of the Commission’s eight comments with each comment followed by the Company’s response below:

Statements of Operations

SEC Comment No. 1. We note from your disclosures on pages 5 and 12 that you currently occupy office facilities in Salt Lake City, Utah consisting of approximately 500 square feet of office space. Please tell us if you have recorded any lease expense for the use of this space on your statements of operations for fiscal years 2006 and 2005. Please note that your financial statements should reflect all costs of doing business, including those paid for by a parent or principal stockholder. If you have not recorded lease expense for the office space, please revise to record the market value of the office space in your statement of operations. If you do not believe this expense would be material, please indicate that in your response and explain the basis for this conclusion. See Staff Accounting Bulletin Topic 1B.1 and 5T.

Company Response: The Company has recorded expense for the use of office space for the period. The Company recorded total office lease expense of $600, which is included in General and Administrative Expenses for the period.

SEC Comment No. 2. It appears from your disclosures in the Executive Compensation section on page 31 that Lincoln Dastrup is the only officer that received compensation in the years ended December 31, 2006 and 2005. It is unclear whether any other officers or employees were paid any amounts during the financial statements periods, as your disclosure on page 12 of your Form 8-K dated October 26, 2006 indicates that you have not paid any salaries or other compensation to your officers, directors or employees in the years ended December 31, 2005 and 2004 and MedaCure has not paid any salaries or compensation since April 2006. Please either revise the disclosure in the Business and MD&A sections to state that these officers were not paid during the period covered by your financial statements or provide the appropriate amounts they were paid in the Executive Compensation section.

U.S. Securities and Exchange Commission
September 14, 2007

Company Response: The disclosure in the Executive Compensation section in Amendment No. 1 to the Company’s Annual Report on Form 10-KSB has been revised to state that other officers and directors were not paid any salaries or compensation during the year ended December 31, 2006.

SEC Comment No. 3. We note that you have recorded $472,500 for the impairment of assets in the year ended December 31, 2006. Please revise the notes to the financial statements to explain the nature of this impairment and how the amount was determined. Your revised disclosure should be similar to that provided in Note 4 to MedaCure’s financial statements included in the Report on 8-K dated October 26, 2006.

Company Response: The Company has added footnote 7 in Amendment No. 1 to the Company’s Annual Report on Form 10-KSB to more fully describe the impairment of assets.

SEC Comment No. 4. We note that in the year ended December 31, 2005 you had $25,000 of other income recorded in your statement of operations. Please tell the nature of this income and revise MD&A in future filings to discuss the change in other income between the year ended December 31, 2005 and 2006.

Company Response: Pursuant to the Commission’s Comment No. 8, the Company has determined that its Statement of Operations should be that of MedaCure (from inception of the development stage on April 25, 2006 through December 31, 2006), as MedaCure is the accounting acquirer in a reverse-merger transaction with CuraTech. Therefore, the comparative column for 2005 in the Statement of Operations has been deleted, thereby eliminating any need to address the item. Please see the Company’s response to Comment No. 8.

U.S. Securities and Exchange Commission
September 14, 2007

Statements of Cash Flows

SEC Comment No. 5. We note that the purchase of MedaCure is presented on the Statement of Cash Flows as a cash outflow from investing activities of $626,520. In light of the fact that your disclosures elsewhere indicate that the MedaCure acquisition was completed through the issuance of shares of common stock, please revise to eliminate this non-cash transaction from your Statement of Cash Flows. Refer to paragraph 32 of SFAS No. 95.

Company Response: The Statement of Cash Flows has been revised in Amendment No. 1 to the Company’s Annual Report on Form 10-KSB in response to the Commission’s Comment No. 5, as well as in accordance with the Commission’s Comment No. 8.

Notes to the Financial Statements

General

SEC Comment No. 6. We note from your disclosure in Item 11 on page 33 that the Dastrup family, together, beneficially owns 58.9% of the common stock and has the effective power to control the vote on substantially all significant matters without the approval of stockholders. Please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Company Response: Footnote 6 to the financial statements in Amendment No. 1 to the Company’s Annual Report on Form 10-KSB has been revised pursuant to the Commission’s comment.

Note 4 - Related Party Transaction

SEC Comment No. 7. We note the disclosure indicating that the Company has at various times made temporary loans to the Chief Executive Officer which are presented on the balance sheet as a note receivable. Please confirm that these receivables did not result from the sale or issuance of the Company’s common shares. If these receivables did result from transactions involving the Company’s equity securities, we would expect them to be classified as a reduction in equity in accordance with the guidance outlined in Staff Accounting Bulletin Topic 4:E. Please advise or revise as appropriate.

Company Response: The Company confirms that the temporary loans made to the Chief Executive Officer did not result from the sale or issuance of the Company’s common shares. No adjustments to the financial statements or related footnotes have been made relating to this Comment.

U.S. Securities and Exchange Commission
September 14, 2007

Note 5 - Agreement and Plan of Merger

SEC Comment No. 8. In light of the fact that the MedaCure shareholders owned approximately 79% of your outstanding shares following the acquisition, and appointed three new directors to the board of directors, effectively controlling the new company, it appears that the acquisition should be accounted for as a reverse acquisition with MedaCure presented as the accounting acquirer. Please revise your historical financial statements to reflect only those of MedaCure, the accounting acquirer, since its inception on April 25, 2006. The reverse acquisition should be accounted for as a recapitalization at historical cost with the outstanding shares of CuraTech at the date of the merger shown as an issuance of shares in the statement of stockholders’ equity (deficit) of the amount of CuraTech’s net assets at the date of the merger. Historical stockholders’ equity of MedaCure prior to the merger should be retroactively restated for the equivalent number of shares received in the merger. Please revise accordingly. For guidance see paragraph 17 of SFAS No. 141, and SEC Practice, Application of Reverse Purchase Accounting.

Company Response: The Company has restated its historical financial statements which are included in Amendment No. 1 to the Company’s Annual Report on Form 10-KSB pursuant to the Commission’s comment.

Also, at the Commission’s request, the Company has provided its letter addressed to the Commission which contains three specific acknowledgements requested by the Commission.

If you have any questions concerning this letter, the Company’s acknowledgement letter or the amended Form 10-KSB report, please let me know at your earliest convenience.

Sincerely,

/s/ Robert N. Wilkinson
Robert N. Wilkinson

RNW/mh
Enclosure
cc:	Lincoln M. Dastrup Gordon Jones Keith Elison